Contacts:

Patty Kehe

Corporate Secretary

Dynasil Corporation of America

Phone: (617) 668-6855

pkehe@dynasil.com

David Calusdian

Executive Vice President and Partner

Sharon Merrill

617.542.5300

DYSL@InvestorRelations.com

Dynasil Corporation of America Reports

Fiscal Year 2012 Financial Results

Filing of Annual Report on Form 10-K

Company to Host Earnings Conference Call at 5:00 p.m. (ET) Today

Watertown, MA, January 15, 2013 – Dynasil Corporation of America (NASDAQ: DYSL), a leading developer of sensing, detection and analysis technology for homeland security, medical and industrial applications, today announced financial results for fiscal year ended September 30, 2012 and the filing of its Annual Report on Form 10-K within the extension period provided by Rule 12b-25.

Total revenue for fiscal 2012 increased to $47.9 million from $47.0 million in fiscal 2011. Contract Research segment revenue decreased to $24.3 million from $24.9 million in fiscal 2011. The Company’s newly named Optics segment (previously part of the “Products & Technology” segment) posted revenue of $17.5 million, up from $15.8 million a year earlier. Instruments segment (also previously part of the “Products & Technology” segment) revenue remained relatively flat at $6.1 million, compared with $6.2 million in 2011. The newly created Biomedical segment achieved its first revenues of $0.1 million in fiscal 2012.

Gross profit for fiscal 2012 totaled $20.0 million, or 40.7% of net revenue, compared with $19.8 million, or 42.1% of revenue for fiscal 2011. Gross profit margin declined as a result of higher costs within the Contract Research segment.

Selling, general and administrative expenses for fiscal 2012 totaled $21.0 million, versus $17.5 million for fiscal 2011, primarily reflecting investments in the Company’s Instruments segment and Biomedical segment pipelines to support future growth. These investments include technology development activities and staff additions in support of organic product development. In addition, the Company incurred a significant, non-recurring charge of approximately $466,000 to its selling, general and administrative expenses during that quarter related to costs incurred as a result of a review, under the direction of the Audit Committee of the Board, of certain cash application processes and billing practices of the RMD division. This investigation has been completed and has resulted in modifications in the division’s practices and internal controls. The Company does not anticipate additional expenses for this matter.

As a result of higher-than-expected costs and product launch delays, the Company determined that there was a decline in the fair value of its Instruments segment, and recorded a non-cash goodwill impairment charge of $2.3 million for the three-month period ended September 30, 2012.

“We made significant investments during fiscal 2012 to launch two refreshed products – the LPX Pro Lead Paint Analyzer and the Navigator 2.0 gamma probe – but continue to await the regulatory approvals that would enable us to bring those devices to market,” said Dynasil Chairman and Interim CEO Peter Sulick. “The increased expenses also reflected further investment in our dual mode detector program and our biomedical business. In addition, we incurred expenses for a review of certain cash application processes and billing practices at our RMD division. Going forward, we are focused on improving our liquidity and pursuing strategic initiatives that best position the company for future profitable growth.”

Including the goodwill impairment charge, net loss for the 12 months ended September 30, 2012 was $4.3 million, or $0.29 per share, compared with net income of $1.4 million, or $0.08 per diluted share, for the 12 months ended September 30, 2011.

Liquidity

As previously disclosed, as of September 30, 2012, Dynasil is in default with its financial covenants under the Company’s loan agreements. Dynasil continues to be current with all principal and interest payments due on all its outstanding indebtedness and management expects to continue discussions with its lenders to address the financial covenant situation. These financial covenant defaults give the lenders the right to accelerate the maturity of the indebtedness outstanding and foreclose on any security interest. Furthermore, Sovereign Bank, N.A., the Company’s senior lender, may, at its option, impose a default interest rate with respect to the senior debt outstanding, which is 5% higher than the rate otherwise in effect. To date, the lenders have not taken such actions. However, the Company cannot predict when or whether a resolution of this situation will be achieved.

The Company has taken and will continue to take actions to improve its liquidity, including the implementation of a number of initiatives designed to conserve cash, optimize profitability and right-size the cost structure of its various businesses. Dynasil has retained Argus Management Corporation and Mirus Capital as financial advisors to assist it in evaluating strategic and restructuring alternatives, including the potential sale of product lines and/or a Company division. While the Company is actively considering such strategic alternatives, there can be no assurances that any such transaction will occur, or, if a transaction is completed, it will be on terms favorable to the Company.

Because of the uncertainty of any resolution of the covenant violations and possibility of an acceleration of the indebtedness by the lenders, the Company has reclassified all of its outstanding indebtedness as a current liability in the financial statements for year ended September 30, 2012 filed and the Company’s independent registered public accountants has included a “going concern” qualification in its audit opinion with respect to such financial statements.

Recent Highlights

•	RMD Inc. received contracts totaling $3.4 million from the Department of Homeland Security’s Domestic Nuclear Detection Office (DNDO) under the Small Business Innovation Research (SBIR) and Small Business Technology Transfer (STTR) programs. These contracts provide funded research and development of gamma and neutron radiation detectors capable of identifying illicit nuclear materials.

•	RMD Inc. received grants totaling $3.45 million from the U.S. Department of Energy’s Small Business Innovation Research (SBIR) and Small Business Technology Transfer (STTR) Programs. The grants consist of three Phase II grants totaling $3 million and three Phase I grants totaling $0.45 million. These grants provide funded research and development in the areas of scintillation, sensing and nondestructive testing technologies.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Chairman and Interim CEO and President Peter Sulick and Chief Financial Officer Richard Johnson. Those who wish to listen to the conference call should visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (877) 407-5790 or (201) 689-8328. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures detection and analysis technology, precision instruments and optical components for the homeland security, medical and industrial markets.  Combining world-class technology with expertise in research and materials science, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications, probes for medical imaging and sensors for non-destructive testing.  The Company is building a relationship with the Mayo Clinic to develop early-stage opportunities such as advanced biomedical technologies. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

The statements contained in this Annual Report on Form 10-K which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our default under the financial covenants under our loan agreement with Sovereign Bank and Massachusetts Capital Resource Company, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to resolve our current default under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, our ability to address our material weaknesses in our internal controls, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in this Annual Report on Form 10-K, including the risk factors contained in Item 1a, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$3,414,880	$4,479,840
Accounts receivable, net of allowance for doubtful accounts of $146,210 and $182,634 and sales returns allowance of $51,860 and $182,634 at September 30, 2012 and September 30, 2011, respectively.	5,475,142	3,388,237
Costs in excess of billings and unbilled receivables	1,735,798	2,857,142
Inventories, net of reserves	3,271,700	3,250,539
Deferred tax asset	126,187	1,119,800
Prepaid expenses and other current assets	1,334,649	771,564
Total current assets	15,358,356	15,867,122

Property, Plant and Equipment, net	4,984,150	4,860,328

Other Assets
Intangibles, net	6,703,305	7,466,506
Goodwill	10,254,160	12,521,971
Deferred financing costs, net	165,457	150,656
Total other assets	17,122,922	20,139,133

Total Assets	$37,465,428	$40,866,583

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$11,984,492	$1,859,728
Accounts payable	2,416,397	2,088,395
Deferred revenue	694,672	-0-
Accrued expenses and other liabilities	2,809,580	2,368,829
Total current liabilities	17,905,141	6,316,952

Long-term Liabilities
Long-term debt, net of current portion	-0-	8,985,442
Pension Liability	345,443	113,344
Deferred tax liability	371,256	1,208,803
Total long-term liabilities	716,699	10,307,589

Temporary Equity	$0	$2,000,000

Stockholders' Equity	18,843,588	22,242,042

Total Liabilities and Stockholders' Equity	$37,465,428	$40,866,583

DYNASIL CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

	2012	2011
Net revenue	$47,887,150	$46,951,666
Cost of revenue	28,381,407	27,201,435
Gross profit	19,505,743	19,750,231
Selling, general and administrative expenses	20,926,935	17,463,573
Impairment of goodwill	2,284,499	-0-
Income (loss) from operations	(3,705,691)	2,286,658
Interest expense, net	639,096	641,815
Income (loss) before income tax (benefit) provision	(4,344,787)	1,644,843
Income tax (benefit) provision	(41,021)	293,198
Net income (loss)	$(4,303,766)	$1,351,645

Net income (loss)	$(4,303,766)	$1,351,645
Other comprehensive income (loss):
Increase in pension liability	$(345,443)	-0-
Foreign currency translation	109,783	147,404
Total comprehensive income (loss)	$(4,539,426)	$1,499,049

Net income (loss)	$(4,303,766)	$1,351,645
Dividends on preferred stock	-0-	116,646
Net income (loss) attributable to common stockholders:	$(4,303,766)	$1,234,999

Basic net income (loss) per common share	$(0.29)	$0.08
Diluted net income (loss) per common share	$(0.29)	$0.08

Weighted average shares outstanding
Basic	14,811,294	14,932,226
Diluted	14,811,294	15,127,004